Company Contact John Iannone Vice President, Investor Relations WesBanco, Inc. 304-905-7021

WesBanco Announces Fourth Quarter 2017 Net Income

Wheeling, WV, January 23, 2018 – WesBanco, Inc. ("WesBanco") (Nasdaq: WSBC), a diversified, multi-state bank holding company, today announced net income and related earnings per share for the three and twelve months ended December 31, 2017.  Net income for the three months ended December 31, 2017 was $15.9 million, with diluted earnings per share of $0.36, compared to $24.2 million and $0.55 per diluted share, respectively, for the fourth quarter of 2016.  For the twelve months ending December 31, 2017, net income was $94.5 million, or $2.14 per diluted share, compared to $86.6 million, or $2.16 per diluted share, for 2016.  Excluding net deferred tax asset revaluation, as a result of the recently enacted Federal tax reform legislation, and after-tax merger-related expenses (non-GAAP measure), net income for the twelve months ended December 31, 2017, increased 13.3% to $107.9 million, or $2.45 per diluted share, compared to $95.3 million, or $2.37 per diluted share, for 2016.  Financial results for Your Community Bankshares, Inc. ("YCB") were included in WesBanco's results after the merger date of September 9, 2016.

	For the Three Months Ended December 31,				For the Twelve Months Ended December 31,
	2017		2016		2017		2016
(unaudited, dollars in thousands, except per share amounts)	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share
Net income (Non-GAAP)(1)	$ 28,972	$ 0.66	$ 25,963	$ 0.59	$ 107,876	$ 2.45	$ 95,254	$ 2.37
Less: Net deferred tax asset revaluation	(12,780)	(0.29)	-	-	(12,780)	(0.29)	-	-
Less: After tax merger-related expenses	(295)	(0.01)	(1,745)	(0.04)	(614)	(0.02)	(8,619)	(0.21)
Net income (GAAP)	$ 15,897	$ 0.36	$ 24,218	$ 0.55	$ 94,482	$ 2.14	$ 86,635	$ 2.16
(1) See non-GAAP financial measures for additional information relating to the calculation of this item.

On November 13, 2017, WesBanco and First Sentry Bancshares, Inc. ("FTSB"), a bank holding company headquartered in Huntington, WV with approximately $670 million in assets, jointly announced that a definitive Agreement and Plan of Merger was executed providing for the merger of FTSB with and into WesBanco.  The transaction, valued at approximately $101.4 million, is expected to close during the first half of 2018.

Financial and operational highlights:
•	Loan growth over the last twelve months was driven by our strategic focus categories
o	4.0% growth in total commercial loans
o	4.1% growth in home equity loans
•	Continued benefit from shale energy-related core funding as demonstrated by strong year-over-year growth in total demand deposits
•	Continued strength across credit quality metrics
•	Solid expense management demonstrated by non-interest expenses, excluding merger-related, decreasing both sequentially and year-over-year
o	Fourth quarter efficiency ratio improved to 55.08% (non-GAAP measure)
•
Strong fourth quarter profitability ratios with return on average assets of 1.16% and return on average tangible equity of 14.36%, excluding net deferred tax asset revaluation and merger-related expenses

•	Merger with First Sentry Bancshares continues to progress well and remains on schedule

"WesBanco had another successful year during 2017 as we reported record earnings – surpassing $107 million for the year, adjusting for the net deferred tax asset revaluation," said Todd F. Clossin, President and Chief Executive Officer of WesBanco.  "We are executing upon the well-defined, long-term operational and growth plans we have implemented over the last few years.  We have balanced loan and deposit distribution across our diverse regional footprint, as well as strong market positions.  We remain focused on the long-term success of our diversified business model, and we diligently manage discretionary expenses to deliver positive operating leverage.  We are strengthening our loan portfolio, and see opportunities for expanded wealth management revenues.  This strategic focus, coupled with our strong risk and compliance framework, helped us to be named one of America's Top 20 Best Banks for 2018 by a leading financial magazine."

Mr. Clossin added, "our proposed merger with First Sentry Bancshares is progressing well, and we anticipate the closing to occur sometime during the first half of 2018.  We are well-prepared and strategically positioned for crossing the $10 billion asset threshold and the associated regulatory requirements.  We are excited about our opportunities for the upcoming year, and look forward to providing additional value to our customers and shareholders."

Balance Sheet
Portfolio loans of $6.3 billion increased 1.5% over the last twelve months, reflecting growth in our strategic focus categories.   Total commercial loans grew 4.0% and home equity loans grew 4.1% over the past twelve months, which more than offset targeted reductions in the consumer portfolio to reduce its risk profile.  In addition, secondary market loan sales in the residential real estate portfolio continued to increase, which reduced the amount of loans held on the balance sheet.  Total deposits, excluding CDs, increased 4.0%, driven by 4.1% growth in interest bearing and non-interest bearing demand deposits, which now represent 49.3% of total deposits as of December 31, 2017.

Credit Quality
The continued strength of our credit quality ratios is reflective of our strong legacy of credit and risk management.  As of December 31, 2017, both non-performing assets as a percentage of total assets of 0.50% and non-performing loans as a percentage of total portfolio loans of 0.68% remained consistent with the recent trends.  Criticized and classified loans were 1.17% of total loans, improving both sequentially and year-over-year.  Net charge-offs as a percentage of average portfolio loans were 0.16% in the fourth quarter of 2017, as compared to 0.08% in the fourth quarter of 2016, and on an annualized basis net charge-offs were 0.13% for 2017, compared to 0.12% in 2016.

The provision for credit losses increased slightly from $2.1 million in the fourth quarter of 2016 to $2.4 million in the fourth quarter of 2017 due primarily to loan growth.  The allowance for loan losses of $45.3 million represented 0.71% of total portfolio loans at December 31, 2017, compared to 0.70% in the year ago period.

Net Interest Margin and Income
The net interest margin during the fourth quarter of 2017 was 3.43%, up 1 basis point from the prior year period.  The net interest margin continues to benefit from increases in the Federal Reserve Board's target federal funds rate over the past year and a higher margin on the acquired YCB net assets, partially offset by higher funding costs as well as a flattening of the yield curve.  The increase in the cost of interest bearing liabilities is primarily due to higher rates for interest bearing demand deposits, which include public funds, and certain Federal Home Loan Bank and other borrowings.  Accretion from prior acquisitions benefited the fourth quarter net interest margin by approximately 6 basis points, as compared to 10 basis points in the prior year period; however, was down 5 basis points from the third quarter, which had included an approximate $1.1 million benefit from the pay-off of an acquired YCB loan with a specific loan mark assigned.

Net interest income increased $1.5 million, or 2.1%, during the fourth quarter of 2017 as compared to the same quarter of 2016 due to a similar percentage increase in average loan balances.  For the twelve months ending December 31, 2017, net interest income increased $37.0 million, or 14.6%, as average loan balances increased 15.3%, primarily due to the YCB acquisition, and the net interest margin increased 12 basis points to 3.44%.

Non-Interest Income
For the fourth quarter of 2017, non-interest income of $22.9 million increased $1.5 million, or 7.1%, from the fourth quarter of 2016 driven by higher mortgage banking income and higher electronic banking fees.  We continued to sell a higher percentage of residential mortgage originations in the secondary market and increased the margin on sold loans, which increased mortgage banking income by $1.1 million year-over-year to $1.5 million.  Reflecting a larger average customer deposit base year-over-year from the addition of YCB, electronic banking fees increased $0.5 million, or 12.2%.  Other income decreased $0.5 million due to decreases in other fee income more than offsetting a $0.3 million increase in commercial customer loan swap income.

For the twelve months ended December 31, 2017, non-interest income increased $7.3 million, or 9.0%.  Reflecting our strategic focus during the last twelve months, mortgage banking income grew from increased secondary market sales of residential mortgage originations; electronic banking fees and service charges on deposits increased as a result of a larger customer deposit base; and trust fees and assets increased reflecting organic growth and improvements in equity markets.

Non-Interest Expense
Total operating expenses continue to be well-controlled during the fourth quarter of 2017, as most categories decreased both year-over-year and sequentially as post-YCB cost savings were achieved and through strong discretionary expense control.  Excluding merger-related expenses in both years, non-interest expense during the fourth quarter of 2017 decreased $1.4 million, or 2.5%, versus the third quarter, and $1.2 million, or 2.2%, compared to the prior year period.  The decrease from the prior year quarter is primarily due to lower other operating expenses resulting from cost control across supplies, travel and entertainment, and telecommunications, as well as low-income housing amortization expense being moved to tax expense during 2017.  Salaries and wages increased $1.6 million, or 6.8%, year-over-year due to higher average staff levels from the YCB acquisition and the impact of the annual merit adjustments to compensation, as well as higher incentive accruals, partially offset by a $1.0 million reduction in employee benefits from lower medical benefit costs and lower pension expense.

Excluding merger-related expenses in both years, non-interest expense during 2017 increased $24.5 million, or 12.5%, compared to 2016 reflecting a full year impact of the YCB acquisition and continued preparations for the $10 billion asset threshold, partially offset by cost savings initiatives.

Provision for Income Taxes
The provision for income taxes for the fourth quarter of 2017 increased $14.5 million to $23.0 million compared to the prior year due to a $12.8 million impact from the revaluation of net deferred tax assets during the quarter resulting from the recently enacted Federal tax reform legislation, as announced by WesBanco on December 29, 2017.

For the twelve months of 2017, the provision for income taxes increased $22.8 million, or 73.4%, compared to the same period in 2016.  This increase is due to a $12.8 million impact from the revaluation of net deferred tax assets mentioned above; a 26.0% increase in pre-tax income; and the adoption earlier this year of a new accounting standard related to low income housing tax credit investment amortization, which moved $1.2 million from other operating expense to the provision for income taxes.

Capital
WesBanco continues to maintain strong regulatory capital ratios after the implementation of the BASEL III capital standards.  At December 31, 2017, Tier I leverage was 10.33%, Tier I Risk-Based capital was 14.03%, Total Risk-Based capital was 15.07%, and the Common Equity Tier 1 capital ratio ("CET 1") was 12.05%.  Both consolidated and bank-level regulatory capital ratios are well above the applicable "well-capitalized" standards promulgated by bank regulators and the BASEL III capital standards. Total tangible equity to tangible assets (non-GAAP measure) was 8.79% at December 31, 2017, increasing from 8.20% at December 31, 2016, which primarily reflects growth in retained earnings, net of dividends paid.  Strong earnings and increased total capital have enabled WesBanco to increase the quarterly dividend rate, currently at $0.26 per share, ten times over the last seven years, a cumulative increase of 86%.  The most recent increase was $0.02 per share per quarter during the first quarter of 2017, which represents an annualized increase of 8.3%.

Conference Call and Webcast
WesBanco will also host a conference call to discuss the Company's financial results for the fourth quarter of 2017 at 10:00 a.m. ET on Wednesday, January 24, 2018.  Interested parties can access the live webcast of the conference call through the Investor Relations section of the Company's website, www.wesbanco.com.  Participants can also listen to the conference call by dialing 888-347-6607, 855-669-9657 for Canadian callers, or 412-902-4290 for international callers, and asking to be joined into the WesBanco call. Please log in or dial in at least 10 minutes prior to the start time to ensure a connection.

A replay of the conference call will be available by dialing 877-344-7529, 855-669-9658 for Canadian callers, or 412-317-0088 for international callers, and providing the access code of 10115491. The replay will begin at approximately 12:00 p.m. ET on January 24, and end at 12 a.m. ET on February 7. An archive of the webcast will be available for one year on the Investor Relations section of the Company's website (www.wesbanco.com).

Forward-Looking Statements
Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2016 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, June 30  and September 30, 2017, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.  Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A.  Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and FTSB may not be integrated successfully or such integration may take longer to accomplish than excepted; the expected cost savings and any revenue synergies from the merger of WesBanco and FTSB may not be fully realized within the expected timeframes; disruption from the merger of WesBanco and FTSB may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance.  WesBanco does not assume any duty to update forward-looking statements.

Additional Information About the Merger and Where to Find It
In connection with the proposed merger with First Sentry Bancshares, Inc. ("First Sentry"), WesBanco filed with the SEC a Registration Statement on Form S-4, which was declared effective on January 5, 2018, that includes a Proxy Statement of FTSB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FTSB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus dated January 5, 2018 was mailed to shareholders of First Sentry on or about January 8, 2018.  The First Sentry shareholder meeting is scheduled for February 9, 2018. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesBanco with the SEC may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from WesBanco's website at http://www.wesbanco.com.

Participants in the Solicitation
WesBanco and First Sentry and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of First Sentry in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2017 annual meeting of shareholders, as filed with the SEC on March 14, 2017.  Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of First Sentry shareholders in connection with the proposed merger are included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FIRST SENTRY SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

About WesBanco, Inc.
Founded in 1870, WesBanco, Inc. (www.wesbanco.com) is a multi-state, bank holding company with total assets of approximately $9.8 billion (as of December 31, 2017).  WesBanco is a diversified and well-balanced financial services institution, with a community bank at its core, built upon a strong legacy of credit and risk management.  WesBanco has meaningful market share across its key geographies maintained by its commitment to dedicated customer service and solid fee-based businesses. It also provides wealth management services through a century-old trust and wealth management business, with approximately $3.9 billion of assets under management (as of December 31, 2017), and serves as registered investment advisor to a proprietary mutual fund family, the WesMark Funds.  WesBanco's banking subsidiary, WesBanco Bank, Inc., operates 172 financial centers in the states of Indiana, Kentucky, Ohio, Pennsylvania, and West Virginia.  In addition, WesBanco operates an insurance agency, WesBanco Insurance Services, Inc., and a full service broker/dealer, WesBanco Securities, Inc.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 5
(unaudited, dollars in thousands, except shares and per share amounts)

	For the Three Months Ended			For the Year Ended
STATEMENT OF INCOME	December 31,			December 31,
Interest and dividend income	2017	2016	% Change	2017	2016	% Change
Loans, including fees	$ 69,408	$ 66,135	4.9	$ 272,007	$ 226,993	19.8
Interest and dividends on securities:
Taxable	9,948	9,359	6.3	38,631	38,490	0.4
Tax-exempt	4,872	4,770	2.1	19,489	18,390	6.0
Total interest and dividends on securities	14,820	14,129	4.9	58,120	56,880	2.2
Other interest income	623	555	12.3	2,297	2,224	3.3
Total interest and dividend income	84,851	80,819	5.0	332,424	286,097	16.2
Interest expense
Interest bearing demand deposits	2,039	975	109.1	6,452	2,817	129.0
Money market deposits	805	510	57.8	2,775	1,860	49.2
Savings deposits	189	194	(2.6)	745	696	7.0
Certificates of deposit	2,597	2,585	0.5	10,108	10,419	(3.0)
Total interest expense on deposits	5,630	4,264	32.0	20,080	15,792	27.2
Federal Home Loan Bank borrowings	3,682	2,881	27.8	13,290	11,985	10.9
Other short-term borrowings	489	179	173.2	1,442	478	201.7
Subordinated debt and junior subordinated debt	1,868	1,807	3.4	7,317	4,512	62.2
Total interest expense	11,669	9,131	27.8	42,129	32,767	28.6
Net interest income	73,182	71,688	2.1	290,295	253,330	14.6
Provision for credit losses	2,376	2,128	11.7	9,986	8,478	17.8
Net interest income after provision for credit losses	70,806	69,560	1.8	280,309	244,852	14.5
Non-interest income
Trust fees	5,667	5,470	3.6	22,740	21,630	5.1
Service charges on deposits	5,278	5,474	(3.6)	20,532	18,333	12.0
Electronic banking fees	4,788	4,268	12.2	19,183	15,596	23.0
Net securities brokerage revenue	1,508	1,330	13.4	6,672	6,449	3.5
Bank-owned life insurance	1,123	1,154	(2.7)	4,794	4,064	18.0
Mortgage banking income	1,542	484	218.6	5,053	2,529	99.8
Net securities gains	56	63	(11.1)	567	2,357	(75.9)
Net gain on other real estate owned and other assets	649	383	69.5	658	790	(16.7)
Other income	2,323	2,794	(16.9)	8,641	9,751	(11.4)
Total non-interest income	22,934	21,420	7.1	88,840	81,499	9.0
Non-interest expense
Salaries and wages	25,786	24,145	6.8	97,361	84,281	15.5
Employee benefits	6,263	7,267	(13.8)	29,933	27,952	7.1
Net occupancy	4,132	4,272	(3.3)	17,101	14,664	16.6
Equipment	3,983	4,234	(5.9)	16,026	14,543	10.2
Marketing	1,238	1,515	(18.3)	5,720	5,391	6.1
FDIC insurance	827	764	8.2	3,504	3,990	(12.2)
Amortization of intangible assets	1,204	1,334	(9.7)	4,940	3,598	37.3
Restructuring and merger-related expense	454	2,684	(83.1)	945	13,261	(92.9)
Other operating expenses	10,950	12,083	(9.4)	45,330	41,000	10.6
Total non-interest expense	54,837	58,298	(5.9)	220,860	208,680	5.8
Income before provision for income taxes	38,903	32,682	19.0	148,289	117,671	26.0
Provision for income taxes (1)	23,006	8,464	171.8	53,807	31,036	73.4
Net Income	$ 15,897	$ 24,218	(34.4)	$ 94,482	$ 86,635	9.1

Taxable equivalent net interest income	$ 75,805	$ 74,256	2.1	$ 300,789	$ 263,232	14.3

Per common share data
Net income per common share - basic	$ 0.36	$ 0.55	(34.5)	$ 2.15	$ 2.16	(0.5)
Net income per common share - diluted	0.36	0.55	(34.5)	2.14	2.16	(0.9)
Dividends declared	0.26	0.24	8.3	1.04	0.96	8.3
Book value (period end)				31.68	30.53	3.8
Tangible book value (period end) (2)				18.42	17.19	7.2
Average common shares outstanding - basic	44,036,416	43,887,781	0.3	44,003,208	40,100,320	9.7
Average common shares outstanding - diluted	44,109,767	43,935,815	0.4	44,075,293	40,127,076	9.8
Period end common shares outstanding	44,043,244	43,931,715	0.3	44,043,244	43,931,715	0.3

(1) The three months ended December 31, 2017 and the year ended December 31, 2017 include a $12.8 million tax expense as a result of the net deferred tax asset revaluation.
(2) See non-GAAP financial measures for additional information relating to the calculation of this item.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 6
(unaudited, dollars in thousands)
Selected ratios
	For the Year Ended
	December 31,
	2017	2016	% Change

Return on average assets	0.96%	0.97%	(1.03)%
Return on average assets, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	1.09	1.07	1.87
Return on average equity	6.83	7.13	(4.21)
Return on average equity, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	7.79	7.83	(0.51)
Return on average tangible equity (1)	12.23	12.73	(3.93)
Return on average tangible equity, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	13.90	13.96	(0.43)
Yield on earning assets (2)	3.93	3.73	5.36
Cost of interest bearing liabilities	0.64	0.53	20.75
Net interest spread (2)	3.29	3.20	2.81
Net interest margin (2)	3.44	3.32	3.61
Efficiency (1) (2)	56.44	56.69	(0.44)
Average loans to average deposits	89.86	85.79	4.74
Annualized net loan charge-offs/average loans	0.13	0.12	8.33
Effective income tax rate (3)	36.29	26.38	37.57

	For the Quarter Ended
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
	2017	2017	2017	2017	2016

Return on average assets	0.64%	1.06%	1.07%	1.07%	0.98%
Return on average assets, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	1.16	1.06	1.07	1.09	1.06
Return on average equity	4.48	7.50	7.67	7.73	7.12
Return on average equity, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	8.17	7.50	7.67	7.83	7.63
Return on average tangible equity (1)	8.05	13.31	13.74	14.03	13.01
Return on average tangible equity, excluding
after-tax merger-related expenses and
net deferred tax asset revaluation (1)	14.36	13.31	13.74	14.20	13.91
Yield on earning assets (2)	3.95	3.99	3.91	3.85	3.84
Cost of interest bearing liabilities	0.71	0.67	0.61	0.57	0.55
Net interest spread (2)	3.24	3.32	3.30	3.28	3.29
Net interest margin (2)	3.43	3.48	3.45	3.42	3.42
Efficiency (1) (2)	55.08	57.03	57.68	56.00	58.13
Average loans to average deposits	90.26	90.43	89.51	89.21	87.63
Annualized net loan charge-offs/average loans	0.16	0.12	0.09	0.15	0.08
Effective income tax rate (3)	59.14	28.54	26.82	29.09	25.90
Trust assets, market value at period end	$ 3,943,519	$ 3,908,705	$ 3,810,038	$ 3,836,107	$ 3,723,142

(1) See non-GAAP financial measures for additional information relating to the calculation of this item.
(2) The yield on earning assets, net interest margin, net interest spread and efficiency ratios are presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments. WesBanco believes this measure to be the preferred industry measurement of net interest income and provides a relevant comparison between taxable and non-taxable amounts.

(3) The three months ended December 31, 2017 and the year ended December 31, 2017 include a $12.8 million tax expense as a result of the net deferred tax asset revaluation.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 7
(unaudited, dollars in thousands, except shares)					% Change
Balance sheets	December 31,			September 30,	September 30, 2017
Assets	2017	2016	% Change	2017	to Dec. 31, 2017
Cash and due from banks	$ 97,746	$ 106,257	(8.0)	$ 96,167	1.6
Due from banks - interest bearing	19,826	21,913	(9.5)	14,704	34.8
Securities:
Trading securities, at fair value	7,844	7,071	10.9	7,929	(1.1)
Available-for-sale, at fair value	1,267,478	1,241,176	2.1	1,305,532	(2.9)
Held-to-maturity (fair values of $1,023,784; $1,076,790 and $1,044,748, respectively)	1,009,500	1,067,967	(5.5)	1,025,688	(1.6)
Total securities	2,284,822	2,316,214	(1.4)	2,339,149	(2.3)
Loans held for sale	20,320	17,315	17.4	26,888	(24.4)
Portfolio loans:
Commercial real estate	2,994,448	2,873,511	4.2	3,014,412	(0.7)
Commercial and industrial	1,125,327	1,088,118	3.4	1,125,693	(0.0)
Residential real estate	1,353,301	1,383,390	(2.2)	1,356,580	(0.2)
Home equity	529,196	508,359	4.1	527,216	0.4
Consumer	339,169	396,058	(14.4)	349,148	(2.9)
Total portfolio loans, net of unearned income	6,341,441	6,249,436	1.5	6,373,049	(0.5)
Allowance for loan losses	(45,284)	(43,674)	(3.7)	(45,487)	0.4
Net portfolio loans	6,296,157	6,205,762	1.5	6,327,562	(0.5)
Premises and equipment, net	130,722	133,297	(1.9)	133,497	(2.1)
Accrued interest receivable	29,728	28,299	5.0	30,152	(1.4)
Goodwill and other intangible assets, net	589,264	593,187	(0.7)	590,249	(0.2)
Bank-owned life insurance	192,589	188,145	2.4	191,466	0.6
Other assets	155,004	180,488	(14.1)	168,443	(8.0)
Total Assets	$ 9,816,178	$ 9,790,877	0.3	$ 9,918,277	(1.0)

Liabilities
Deposits:
Non-interest bearing demand	$ 1,846,748	$ 1,789,522	3.2	$ 1,851,167	(0.2)
Interest bearing demand	1,625,015	1,546,890	5.1	1,666,117	(2.5)
Money market	1,024,856	995,477	3.0	990,788	3.4
Savings deposits	1,269,912	1,213,168	4.7	1,258,887	0.9
Certificates of deposit	1,277,057	1,495,822	(14.6)	1,334,066	(4.3)
Total deposits	7,043,588	7,040,879	0.0	7,101,025	(0.8)
Federal Home Loan Bank borrowings	948,203	968,946	(2.1)	1,015,011	(6.6)
Other short-term borrowings	184,805	199,376	(7.3)	165,576	11.6
Subordinated debt and junior subordinated debt	164,327	163,598	0.4	164,278	0.0
Total borrowings	1,297,335	1,331,920	(2.6)	1,344,865	(3.5)
Accrued interest payable	3,178	2,204	44.2	3,924	(19.0)
Other liabilities	76,756	74,466	3.1	73,905	3.9
Total Liabilities	8,420,857	8,449,469	(0.3)	8,523,719	(1.2)

Shareholders' Equity
Preferred stock, no par value; 1,000,000 shares authorized;
none outstanding	-	-	-	-	-
Common stock, $2.0833 par value; 100,000,000 shares authorized in
2017 and 2016, respectively; 44,043,244; 43,931,715 and 44,041,572 shares
issued, respectively; 44,043,244; 43,931,715 and 44,033,585 shares	91,756	91,524	0.3	91,753	0.0
outstanding, respectively
Capital surplus	684,730	680,507	0.6	683,348	0.2
Retained earnings	645,776	597,071	8.2	641,329	0.7
Treasury stock (0; 0 and 7,987 shares - at cost, respectively)	-	-	-	(300)	(100.0)
Accumulated other comprehensive loss	(25,914)	(27,126)	4.5	(20,837)	(24.4)
Deferred benefits for directors	(1,027)	(568)	(80.8)	(735)	(39.7)
Total Shareholders' Equity	1,395,321	1,341,408	4.0	1,394,558	0.1
Total Liabilities and Shareholders' Equity	$ 9,816,178	$ 9,790,877	0.3	$ 9,918,277	(1.0)

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 8
(unaudited, dollars in thousands)
Average balance sheet and
net interest margin analysis	For the Three Months Ended December 31,				For the Twelve Months Ended December 31,
	2017		2016		2017		2016
	Average	Average	Average	Average	Average	Average	Average	Average
Assets	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Due from banks - interest bearing	$ 18,593	0.97%	$ 16,365	0.66%	$ 13,811	0.85%	$ 27,193	0.53%
Loans, net of unearned income (1)	6,392,138	4.31	6,258,754	4.20	6,358,845	4.28	5,513,277	4.12
Securities: (2)
Taxable	1,615,700	2.46	1,612,145	2.32	1,591,149	2.43	1,677,128	2.29
Tax-exempt (3)	723,569	4.14	713,545	4.11	723,019	4.15	667,066	4.24
Total securities	2,339,269	2.98	2,325,690	2.87	2,314,168	2.96	2,344,194	2.85
Other earning assets	47,659	4.85	45,886	4.60	47,548	4.58	45,704	4.55
Total earning assets (3)	8,797,659	3.95%	8,646,695	3.84%	8,734,372	3.93%	7,930,368	3.73%
Other assets	1,110,285		1,141,248		1,119,940		1,009,518
Total Assets	$ 9,907,944		$ 9,787,943		$ 9,854,312		$ 8,939,886

Liabilities and Shareholders' Equity
Interest bearing demand deposits	$ 1,645,812	0.49%	$ 1,579,115	0.25%	$ 1,613,451	0.40%	$ 1,340,001	0.21%
Money market accounts	1,003,186	0.32	1,018,287	0.20	1,012,660	0.27	961,847	0.19
Savings deposits	1,257,094	0.06	1,224,744	0.06	1,248,985	0.06	1,134,755	0.06
Certificates of deposit	1,311,331	0.79	1,538,837	0.67	1,383,807	0.73	1,514,767	0.69
Total interest bearing deposits	5,217,423	0.43	5,360,983	0.32	5,258,903	0.38	4,951,370	0.32
Federal Home Loan Bank borrowings	961,164	1.52	929,939	1.23	965,795	1.38	995,644	1.20
Other borrowings	213,069	0.91	136,403	0.52	187,298	0.77	105,735	0.45
Subordinated debt and junior subordinated debt	164,285	4.51	163,478	4.40	164,156	4.46	124,318	3.63
Total interest bearing liabilities	6,555,941	0.71%	6,590,803	0.55%	6,576,152	0.64%	6,177,067	0.53%
Non-interest bearing demand deposits	1,864,776		1,780,870		1,817,782		1,474,883
Other liabilities	80,964		63,457		76,443		72,048
Shareholders' equity	1,406,263		1,352,813		1,383,935		1,215,888
Total Liabilities and Shareholders' Equity	$ 9,907,944		$ 9,787,943		$ 9,854,312		$ 8,939,886
Taxable equivalent net interest spread		3.24%		3.29%		3.29%		3.20%
Taxable equivalent net interest margin		3.43%		3.42%		3.44%		3.32%

(1) Gross of allowance for loan losses and net of unearned income.  Includes non-accrual and loans held for sale. Loan fees included in interest income on loans are $1.2 million and $0.2 million for the three months ended December 31, 2017 and 2016, respectively. Loan fees included in interest income on loans are $3.6 million and $2.8 million for the twelve months ended December 31, 2017 and 2016, respectively. Additionally, loan accretion included in interest income on loans acquired from prior acquisitions was $1.0 million and $2.0 million for the three months ended December 31, 2017 and 2016, respectively, and loan accretion included in interest income was $5.9 million and $4.4 million for the twelve months ended December 31, 2017 and 2016, respectively. Accretion on interest bearing liabilities acquired from the prior acquisitions was $0.6 million and $0.3 million for the three months ended December 31, 2017 and 2016, respectively, and $1.4 million and $1.8 million for the twelve months ended December 31, 2017 and 2016, respectively.

(2) Average yields on available-for-sale securities are calculated based on amortized cost.
(3) Taxable equivalent basis is calculated on tax-exempt securities using a rate of 35% for each period presented.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 9
(unaudited, dollars in thousands, except shares and per share amounts)
	Quarter Ended
Statement of Income	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
Interest income	2017	2017	2017	2017	2016
Loans, including fees	$ 69,408	$ 70,342	$ 67,360	$ 64,898	$ 66,135
Interest and dividends on securities:
Taxable	9,948	9,711	9,375	9,596	9,359
Tax-exempt	4,872	4,862	4,864	4,891	4,770
Total interest and dividends on securities	14,820	14,573	14,239	14,487	14,129
Other interest income	623	574	561	539	555
Total interest and dividend income	84,851	85,489	82,160	79,924	80,819
Interest expense
Interest bearing demand deposits	2,039	1,814	1,506	1,093	975
Money market deposits	805	751	644	574	510
Savings deposits	189	189	185	181	194
Certificates of deposit	2,597	2,610	2,491	2,411	2,585
Total interest expense on deposits	5,630	5,364	4,826	4,259	4,264
Federal Home Loan Bank borrowings	3,682	3,628	3,145	2,836	2,881
Other short-term borrowings	489	394	262	297	179
Subordinated debt and junior subordinated debt	1,868	1,849	1,788	1,813	1,807
Total interest expense	11,669	11,235	10,021	9,205	9,131
Net interest income	73,182	74,254	72,139	70,719	71,688
Provision for credit losses	2,376	2,516	2,383	2,711	2,128
Net interest income after provision for credit losses	70,806	71,738	69,756	68,008	69,560
Non-interest income
Trust fees	5,667	5,358	5,572	6,143	5,470
Service charges on deposits	5,278	5,320	5,081	4,853	5,474
Electronic banking fees	4,788	4,883	4,984	4,528	4,268
Net securities brokerage revenue	1,508	1,721	1,680	1,762	1,330
Bank-owned life insurance	1,123	1,164	1,367	1,140	1,154
Mortgage banking income	1,542	1,103	968	1,440	484
Net securities gains	56	6	494	12	63
Net gain/(loss) on other real estate owned and other assets	649	(298)	342	(76)	383
Other income	2,323	1,642	1,634	3,082	2,794
Total non-interest income	22,934	20,899	22,122	22,884	21,420
Non-interest expense
Salaries and wages	25,786	24,957	23,616	23,002	24,145
Employee benefits	6,263	7,728	7,731	8,210	7,267
Net occupancy	4,132	4,132	4,510	4,327	4,272
Equipment	3,983	3,905	4,097	4,042	4,234
Marketing	1,238	1,599	2,060	824	1,515
FDIC insurance	827	945	906	827	764
Amortization of intangible assets	1,204	1,223	1,240	1,273	1,334
Restructuring and merger-related expense	454	-	-	491	2,684
Other operating expenses	10,950	11,265	11,724	11,388	12,083
Total non-interest expense	54,837	55,754	55,884	54,384	58,298
Income before provision for income taxes	38,903	36,883	35,994	36,508	32,682
Provision for income taxes (1)	23,006	10,527	9,653	10,622	8,464
Net Income	$ 15,897	$ 26,356	$ 26,341	$ 25,886	$ 24,218

Taxable equivalent net interest income	$ 75,805	$ 76,872	$ 74,758	$ 73,353	$ 74,256

Per common share data
Net income per common share - basic	$ 0.36	$ 0.60	$ 0.60	$ 0.59	$ 0.55
Net income per common share - diluted	$ 0.36	$ 0.60	$ 0.60	$ 0.59	$ 0.55
Dividends declared	$ 0.26	$ 0.26	$ 0.26	$ 0.26	$ 0.24
Book value (period end)	$ 31.68	$ 31.67	$ 31.29	$ 30.92	$ 30.53
Tangible book value (period end) (2)	$ 18.42	$ 18.40	$ 17.99	$ 17.61	$ 17.19
Average common shares outstanding - basic	44,036,416	44,031,813	43,995,749	43,947,563	43,887,781
Average common shares outstanding - diluted	44,109,767	44,086,881	44,061,421	44,020,765	43,935,815
Period end common shares outstanding	44,043,244	44,033,585	44,031,335	43,953,051	43,931,715
Full time equivalent employees	1,940	1,944	1,959	1,934	1,928

(1) The three months ended December 31, 2017 include a $12.8 million tax expense as a result of the net deferred tax asset revaluation.
(2) See non-GAAP financial measures for additional information relating to the calculation of this item.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 10
(unaudited, dollars in thousands)
	Quarter Ended
	Dec. 31,		Sept. 30,		June 30,		Mar. 31,		Dec. 31,
Asset quality data	2017		2017		2017		2017		2016
Non-performing assets:
Troubled debt restructurings - accruing	$ 6,571		$ 6,638		$ 6,841		$ 7,194		$ 7,646
Non-accrual loans:
Troubled debt restructurings	2,865		2,982		3,158		3,273		3,546
Other non-accrual loans	33,960		32,476		33,077		36,054		28,238
Total non-accrual loans	36,825		35,458		36,235		39,327		31,784
Total non-performing loans	43,396		42,096		43,076		46,521		39,430
Other real estate and repossessed assets	5,297		5,782		6,723		8,033		8,346
Total non-performing assets	$ 48,693		$ 47,878		$ 49,799		$ 54,554		$ 47,776

Past due loans (1):
Loans past due 30-89 days	$ 11,172		$ 17,292		$ 16,605		$ 11,426		$ 16,029
Loans past due 90 days or more	2,726		4,856		4,210		2,766		3,739
Total past due loans	$ 13,898		$ 22,148		$ 20,815		$ 14,192		$ 19,768

Criticized and classified loans (2):
Criticized loans	$ 36,092		$ 34,784		$ 39,234		$ 36,900		$ 24,778
Classified loans	37,858		44,303		40,468		48,112		49,965
Total criticized and classified loans	$ 73,950		$ 79,087		$ 79,702		$ 85,012		$ 74,743

Loans past due 30-89 days / total portfolio loans	0.18%		0.27%		0.26%		0.18%		0.26%
Loans past due 90 days or more / total portfolio loans	0.04		0.08		0.07		0.04		0.06
Non-performing loans / total portfolio loans	0.68		0.66		0.67		0.74		0.63
Non-performing assets/total portfolio loans, other
real estate and repossessed assets	0.77		0.75		0.78		0.86		0.76
Non-performing assets / total assets	0.50		0.48		0.50		0.56		0.49
Criticized and classified loans / total portfolio loans	1.17		1.24		1.25		1.35		1.20

Allowance for loan losses
Allowance for loan losses	$ 45,284		$ 45,487		$ 44,909		$ 44,061		$ 43,674
Provision for credit losses	2,376		2,516		2,383		2,711		2,128
Net loan and deposit account overdraft charge-offs	2,652		1,888		1,486		2,347		1,213

Annualized net loan charge-offs /average loans	0.16%		0.12%		0.09%		0.15%		0.08%
Allowance for loan losses / total portfolio loans	0.71%		0.71%		0.70%		0.70%		0.70%
Allowance for loan losses / non-performing loans	1.04	x	1.08	x	1.04	x	0.95	x	1.11	x
Allowance for loan losses / non-performing loans and
loans past due	0.79	x	0.71	x	0.70	x	0.73	x	0.74	x

	Quarter Ended
	Dec. 31,		Sept. 30,		June 30,		Mar. 31,		Dec. 31,
	2017		2017		2017		2017		2016
Capital ratios
Tier I leverage capital	10.33%		10.21%		10.10%		9.97%		9.81%
Tier I risk-based capital	14.03		13.62		13.37		13.21		13.16
Total risk-based capital	15.07		14.65		14.39		14.22		14.18
Common equity tier 1 capital ratio (CET 1)	12.05		11.70		11.45		11.28		11.28
Average shareholders' equity to average assets	14.19		14.08		14.01		13.88		13.82
Tangible equity to tangible assets (3)	8.79		8.68		8.53		8.40		8.20

(1) Excludes non-performing loans.
(2) Criticized and classified loans may include loans that are also reported as non-performing or past due.
(3) See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WESBANCO, INC.
NON-GAAP FINANCIAL MEASURES	Page 11
The following non-GAAP financial measures used by WesBanco provide information useful to investors in understanding WesBanco's operating performance and trends, and facilitate comparisons with the performance of WesBanco's peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in WesBanco's financial statements.

	Three Months Ended					Year to Date
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Dec. 31,
(unaudited, dollars in thousands, except shares and per share amounts)	2017	2017	2017	2017	2016	2017	2016
Return on average assets, excluding after-tax merger-related expenses and net deferred tax asset revaluation:
Net income (annualized)	$ 63,068	$ 104,566	$ 105,653	$ 104,982	$ 96,346	$ 94,482	$ 86,635
Plus: after-tax merger-related expenses (annualized) (1)	1,170	-	-	1,294	6,940	614	8,619
Plus: net deferred tax asset revaluation (annualized)	50,703	-	-	-	-	12,780	-
Net income excluding after-tax merger-related expenses and net deferred tax asset revaluation (annualized)	114,941	104,566	105,653	106,276	103,286	107,876	95,254

Average total assets	$ 9,907,944	$ 9,897,487	$ 9,828,475	$ 9,781,477	$ 9,787,943	$ 9,854,312	$ 8,939,886

Return on average assets, excluding after-tax merger-related expenses and net deferred tax asset revaluation	1.16%	1.06%	1.07%	1.09%	1.06%	1.09%	1.07%

Return on average equity, excluding after-tax merger-related expenses and net deferred tax asset revaluation:
Net income (annualized)	$ 63,068	$ 104,566	$ 105,653	$ 104,982	$ 96,346	$ 94,482	$ 86,635
Plus: after-tax merger-related expenses (annualized) (1)	1,170	-	-	1,294	6,940	614	8,619
Plus: net deferred tax asset revaluation (annualized)	50,703	-	-	-	-	12,780	-
Net income excluding after-tax merger-related expenses and net deferred tax asset revaluation (annualized)	114,941	104,566	105,653	106,276	103,286	107,876	95,254

Average total shareholders' equity	1,406,263	1,393,965	1,377,266	1,357,602	1,352,813	1,383,935	1,215,888

Return on average equity, excluding after-tax merger-related expenses and net deferred tax asset revaluation	8.17%	7.50%	7.67%	7.83%	7.63%	7.79%	7.83%

Return on average tangible equity:
Net income (annualized)	$ 63,068	$ 104,566	$ 105,653	$ 104,982	$ 96,346	$ 94,482	$ 86,635
Plus: amortization of intangibles (annualized) (1)	3,104	3,154	3,233	3,356	3,451	3,211	2,339
Net income before amortization of intangibles (annualized)	66,172	107,720	108,886	108,338	99,795	97,693	88,974

Average total shareholders' equity	1,406,263	1,393,965	1,377,266	1,357,602	1,352,813	1,383,935	1,215,888
Less: average goodwill and other intangibles, net of def. tax liability	(584,227)	(584,903)	(585,057)	(585,365)	(585,529)	(584,885)	(516,840)
Average tangible equity	$ 822,036	$ 809,062	$ 792,209	$ 772,237	$ 767,284	$ 799,050	$ 699,048

Return on average tangible equity	8.05%	13.31%	13.74%	14.03%	13.01%	12.23%	12.73%

Return on average tangible equity, excluding after-tax merger-related expenses and net deferred tax asset revaluation:
Net income (annualized)	$ 63,068	$ 104,566	$ 105,653	$ 104,982	$ 96,346	$ 94,482	$ 86,635
Plus: after-tax merger-related expenses (annualized) (1)	1,170	-	-	1,294	6,940	614	8,619
Plus: net deferred tax asset revaluation (annualized)	50,703	-	-	-	-	12,780	-
Plus: amortization of intangibles (annualized) (1)	3,104	3,154	3,233	3,356	3,451	3,211	2,339
Net income before amortization of intangibles and excluding
after-tax merger-related expenses and net deferred tax asset revaluation (annualized)	118,045	107,720	108,886	109,632	106,737	111,087	97,593

Average total shareholders' equity	1,406,263	1,393,965	1,377,266	1,357,602	1,352,813	1,383,935	1,215,888
Less: average goodwill and other intangibles, net of def. tax liability	(584,227)	(584,903)	(585,057)	(585,365)	(585,529)	(584,885)	(516,840)
Average tangible equity	$ 822,036	$ 809,062	$ 792,209	$ 772,237	$ 767,284	$ 799,050	$ 699,048

Return on average tangible equity, excluding after-tax merger-related expenses and net deferred tax asset revaluation	14.36%	13.31%	13.74%	14.20%	13.91%	13.90%	13.96%

Efficiency ratio:
Non-interest expense	$ 54,837	$ 55,754	$ 55,884	$ 54,384	$ 58,298	$ 220,860	$ 208,680
Less: restructuring and merger-related expense	(454)	-	-	(491)	(2,684)	(945)	(13,261)
Non-interest expense excluding restructuring and merger-related expense	54,383	55,754	55,884	53,893	55,614	219,915	195,419

Net interest income on a fully taxable equivalent basis	75,805	76,872	74,758	73,353	74,256	300,789	263,232
Non-interest income	22,934	20,899	22,122	22,884	21,420	88,840	81,499
Net interest income on a fully taxable equivalent basis plus non-interest income	$ 98,739	$ 97,771	$ 96,880	$ 96,237	$ 95,676	$ 389,629	$ 344,731
Efficiency Ratio	55.08%	57.03%	57.68%	56.00%	58.13%	56.44%	56.69%

Net income, excluding net deferred tax asset revaluation and after-tax merger-related expenses:
Net income	$ 15,897	$ 26,356	$ 26,341	$ 25,886	$ 24,218	$ 94,482	$ 86,635
Add: Net deferred tax asset revaluation	12,780	-	-	-	-	12,780	-
Add: After-tax merger-related expenses (1)	295	-	-	319	1,745	614	8,619
Net income, excluding net deferred tax asset revaluation and after-tax merger-related expenses	$ 28,972	$ 26,356	$ 26,341	$ 26,205	$ 25,963	$ 107,876	$ 95,254

Net Income, excluding net deferred tax asset revaluation and after-tax merger-related expenses per diluted share:
Net income per diluted share	$ 0.36	$ 0.60	$ 0.60	$ 0.59	$ 0.55	$ 2.14	$ 2.16
Add: Net deferred tax asset revaluation per diluted share	0.29	-	-	-	-	0.29	-
Add: After-tax merger-related expenses per diluted share (1)	0.01	-	-	0.01	0.04	0.02	0.21
Net income, excluding net deferred tax asset revaluation and after-tax merger-related expenses per diluted share	$ 0.66	$ 0.60	$ 0.60	$ 0.60	$ 0.59	$ 2.45	$ 2.37

	Period End
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
	2017	2017	2017	2017	2016
Tangible book value per share:
Total shareholders' equity	$ 1,395,321	$ 1,394,558	$ 1,377,537	$ 1,359,153	$ 1,341,408
Less: goodwill and other intangible assets, net of def. tax liability	(583,903)	(584,543)	(585,195)	(585,123)	(586,403)
Tangible equity	811,418	810,015	792,342	774,030	755,005

Common shares outstanding	44,043,244	44,033,585	44,031,335	43,953,051	43,931,715

Tangible book value per share	$ 18.42	$ 18.40	$ 17.99	$ 17.61	$ 17.19

Tangible equity to tangible assets:
Total shareholders' equity	$ 1,395,321	$ 1,394,558	$ 1,377,537	$ 1,359,153	$ 1,341,408
Less: goodwill and other intangible assets, net of def. tax liability	(583,903)	(584,543)	(585,195)	(585,123)	(586,403)
Tangible equity	811,418	810,015	792,342	774,030	755,005

Total assets	9,816,178	9,918,277	9,874,010	9,800,881	9,790,877
Less: goodwill and other intangible assets, net of def. tax liability	(583,903)	(584,543)	(585,195)	(585,123)	(586,403)
Tangible assets	$ 9,232,275	$ 9,333,734	$ 9,288,815	$ 9,215,758	$ 9,204,474

Tangible equity to tangible assets	8.79%	8.68%	8.53%	8.40%	8.20%

(1) Tax effected at 35%.